Exhibit T3A.32

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is	SpeakerCraft, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilimington . Zip code 19808 . The name of its Registered agent at such address is Corporation Service Company .

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is_________________.")

Fourth: (Insert any other matters the members determine to include herein.)
This Certificate of Formation shall be effective at 12:00 a.m. on November 29, 2009.

In Witness Whereof, the undersigned have executed this Certificate of Formation this    20th    day of     November   ,   2009    .

By:	/s/Edward J. Cooney
Authorized Person

Name:	Edward J. Cooney